UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  March 8, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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AERAS COMMITS FURTHER USD$5 MILLION TO EXISTING TB RESEARCH AGREEMENT WITH
CRUCELL

PRESS RELEASE

AERAS COMMITS FURTHER USD$5 MILLION TO EXISTING TB RESEARCH AGREEMENT WITH
CRUCELL

LEIDEN, THE NETHERLANDS, MARCH 7, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced it will receive up to USD$5 million from Rockville, Maryland-headquartered Aeras Global TB Vaccine Foundation to support the advanced development of the candidate AdVac-based tuberculosis vaccine.

"This technology, which is based on one of the most advanced vector delivery systems for induction of cellular immunity, represents an important part of the portfolio of vaccines we are developing against tuberculosis," said Dr. Jerald
C. Sadoff, President & CEO of Aeras Global TB Vaccine Foundation. "We are excited about our continued collaboration with Crucell to support the process development and manufacturing of this promising vaccine candidate."

In March 2004, Aeras and Crucell entered into a collaborative agreement for the development of a PER.C6(R) and AdVac(R)-based TB vaccine. The vaccine entered the phase I clinical trial in October 2006.

"Aeras' commitment toward the development of a tuberculosis vaccine is highly commendable," said Crucell's Chief Scientific Officer, Dr. Jaap Goudsmit. "We feel such a pledge is very important as it strengthens not only the basis of our partnership but also highlights the importance of our technologies."

ABOUT TUBERCULOSIS
Tuberculosis is the world's second deadliest infectious disease behind AIDS, with 8 to 9 million new cases discovered each year. According to the World Health Organization (WHO), nearly 2 million people die from TB each year. One third of the world's population has been infected with the TB bacillus and current treatment takes 6-9 months. Failure to comply with drug treatment breeds drug resistance, which is rising dangerously in many parts of the world. The current TB vaccine Bacillus Calmette-Guerin (BCG), developed over 80 years ago, reduces the risk of severe forms of TB in early childhood, but has variable efficacy against pulmonary TB for adolescents and adults.

ABOUT ADVAC(R) TECHNOLOGY AND AD35
AdVac(R) technology is a vaccine technology developed by Crucell and is considered to play an important role in the fight against emerging and re-emerging infectious diseases, and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, such as the virus that causes the common cold. The AdVac(R) technology is specifically designed to manage the problem of pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5
(Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac(R) technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35. In contrast to the AdVac(R) vectors, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac(R) are produced using Crucell's PER.C6(R) production technology.

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ABOUT PER.C6(R) TECHNOLOGY
Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. The production scale potential of the PER.C6(R) cell line has been demonstrated in an unprecedented successful bioreactor run of 20,000 liters. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.

ABOUT AERAS
The Aeras Global TB Vaccine Foundation (www.aeras.org) is a non-profit organization working as a Product Development Partnership to develop new tuberculosis vaccines and ensure that they are distributed to all who need them around the world. Dr. Jerald C. Sadoff, President and CEO of Aeras, has worked in vaccine development for more than 30 years. He led efforts to develop and obtain licensure for nine currently licensed vaccines and has been involved in the research and development of numerous other vaccines. Aeras is primarily funded by the Bill and Melinda Gates Foundation, and also receives important support from the Dutch Ministry of Foreign Affairs, the Danish International Development Agency, and the U.S. Centers for Disease Control and Prevention. Aeras is based in Rockville, Maryland, where it recently opened a state-of-the-art manufacturing and laboratory facility.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with a reconciliation to the generally accepted accounting principles in the United States (US GAAP).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                            FOR CRUCELL IN THE US:
Leonard Kruimer                         REDINGTON, INC.
Chief Financial Officer                 Thomas Redington
Tel. +31-(0)71-524 8722                 Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com             tredington@redingtoninc.com

Barbara Mulder
Director Corporate Communications
Barbara.mulder@crucell.com
Tel. +31-(0)71-524 8722

AERAS GLOBAL TB VACCINE FOUNDATION
Jennifer Woolley
Deputy Director, External Affairs
Tel. +1 301 547 2942
jwoolley@aeras.org

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     March 8, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer